February 4, 2025

Lawrence D. Firestone
Chief Executive Officer
22nd Century Group, Inc.
321 Farmington Rd
Mocksville, NC 27028

       Re: 22nd Century Group, Inc.
           Registration Statement on Form S-3
           Filed January 31, 2025
           File No. 333-284644
Dear Lawrence D. Firestone:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Selling Stockholders, page 7

1. Please disclose the nature of any position, office or other material relationship that the selling stockholders have had within the past three years with you or any of your predecessors or affiliates. Additionally, disclose Item 507 information about any persons (entities or natural persons) who have control over the selling stockholders and who have had a material relationship with you or any of your predecessors or affiliates within the past three years, identifying each such person and describing the nature of any relationships. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.
 February 4, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenny O'Shanick at 202-551-8005 or Jay Ingram at 202-551-3397 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   John J. Wolfel